BAKER & M^C^KENZIE

貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

08002392

RECEIVED

2008 MAY -7 P 12:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 2, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated April 29, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Ingrid Chiu

Chun-Hui Lin / Ingrid Chiu

Encl.

5/8

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on April 29, 2008:

1. Resolutions Passed at The 27th Meeting of The 4th Session of The Board of Directors, released on April 28, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

RESOLUTIONS PASSED AT THE 27TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

The 27th meeting of the 4th session of the board of directors (the " **Board** ") of Huadian Power International Corporation Limited* (the " **Company** ") was held at 9:00 a.m. on 28 April 2008 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province, the PRC. Mr. Cao Peixi, the Chairman of the Company, presided over the meeting, which was attended by the Company's 12 directors in person. The meeting was convened in compliance with relevant laws, regulations and the relevant provisions of the articles of association of the Company, and was valid and effective. Mr. Feng Lanshui, Mr. Li Changxu and Ms. Zheng Feixue, being supervisors of the Company, attended the meeting. The following resolutions were passed upon voting by the directors who had attended the meeting:

1. Analysis on the Company's operation status in the first quarter of 2008 was heard. The 2008 first quarterly report prepared under the requirements of China Securities Regulatory Commission and China Accounting Standards for Business Enterprises (2006) was considered and approved. Secretary to the Board was authorised to make amendments at his discretion and timely publish the quarterly report in accordance with relevant regulations of the Rules Governing the Listing of Securities on the Shanghai Stock Exchange and relevant requirements of synchronous disclosure on the Stock Exchange of Hong Kong Limited.

2. Resolution on the Board's Authorisation of the Company's Seal on Share Certificates was considered and approved. It was approved to authorize the Company to seal on its H shares or print its H shares with the seal of the Company.

3. Resolution on the Representation Letters of the Management of the Company was considered and approved. The Representation Letter of the Management of Huadian Power International Corporation Limited* drafted by the Company, at the request of KPMG Huazhen, was approved, and any two directors were authorised to sign the same.

4. Resolution on Amendments to Management Method of External Guarantee of Huadian Power International Corporation Limited* was considered and approved. The latest amendments made by the Company based on the latest requirements of the regulatory authorities' relevant regulations on listed companies and their subsidiaries' external guarantee were approved.

5. Resolution on Loan Guarantee to 四川華鎣山龍灘煤電有限責任公司 Sichuan Huayingshan Longtan Coal Power Company Limited* ("Longtan Company") by 四川廣安發電有限責任公司 Sichuan Guangan Power Generation Company Limited* (" Guangan Company "), a subsidiary of the Company,

and its Submission to the General Meeting for Consideration was considered and approved. It was approved that:

(1) Guangan Company will provide loan guarantee with an accumulated aggregate amount of RMB201.66 million for Longtan Company, including the loan guarantee of RMB110.00 million for Longtan Company provided by Guangan Company in proportion to its percentage of shareholding in Longtan Company, and the loan guarantee with a maximum amount of RMB91.66 million for Longtan Company to be provided by Guangan Company, with the guarantee period subject to the loan period approved by the relevant banks. As of 31 March 2008, Longtan Company's gearing ratio was 75.42%. The Company and its subsidiaries' external guarantee totalled RMB420 million, accounting for 2.3% of the latest audited net assets of the Company.

(2) The matter concerning the loan guarantee for Longtan Company provided by Guangan Company will be submitted to the general meeting of the Company for consideration and approval, and the general manager of Guangan Company and his/her authorised persons will be proposed to be authorised to sign the relevant guarantee agreements and necessary documents, and secretary to the Board of the Company will be proposed to be authorised to timely disclose the above guarantee matters as required by the regulatory authorities.

All independent directors of the Company approved this resolution and issued their letter of opinions.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
28 April 2008

*for identification only

END